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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

                               SKORNICKA, CAROL N.
--------------------------------------------------------------------------------
       (Last)                       (First)                    (Middle)

                           c/o Midwest Airlines, Inc.
                            6744 South Howell Avenue
--------------------------------------------------------------------------------
                                    (Street)

                            Oak Creek, WI 53154-1402
--------------------------------------------------------------------------------
       (City)                       (State)                     (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                   MIDWEST EXPRESS HOLDINGS, INC. (NYSE: MEH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                February 19, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                  Vice President, General Counsel and Secretary
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
None
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information contained in this form are not required to respond                       (Over)
unless the form displays a currently valid OMB control number.                                                       SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number    ship
                                                                                  7.                    of Deriv- Form
                 2.                                5.                             Total and             ative     of
                 Conver-                           Number of                      Amount of             Secur-    Deriv-   11.
                 sion                              Derivative                     Underlying            ities     ative    Nature
                 or               3A.              Securities  6.                 Securities    8.      Benefi-   Secur-   of
                 Exer-            Deemed  4.       Acquired    Date               (Instr. 3     Price   cially    ity:     In-
                 cise     3.      Execu-  Trans-   (A) or      Exercisable and    and 4)        of      Owned     Direct   direct
                 Price    Trans-  tion    action   Disposed    Expiration Date   -------------  Deriv-  Following (D) or   Bene-
1.               of       action  Date,   Code     of (D)      (Month/Day/Year)         Amount  ative   Reported  In-      ficial
Title of         Deriv-   Date    if any  (Instr   (Instr. 3,  ----------------         or      Secur-  Trans-    direct   Owner-
Derivative       ative    (Mo./   (Mo./   8)       4 and 5)    Date     Expira-         Number  ity     action(s) (I)      ship
Security         Secur-   Day/    Day/    ------   ----------  Exer-    tion            of      (Instr  (Instr    (Instr   (Instr
(Instr. 3)       ity      Year)   Year)   Code V    (A)   (D)  cisable  Date     Title  Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $14.00                                          (1)    5/12/06    *    22,500          22,500    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $16.1111                                        (2)    2/13/07    *    22,500          22,500    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $20.3472                                        (3)    2/10/08    *    22,500          22,500    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $29.21875                                       (4)    2/17/09    *    20,800          20,800    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $24.50                                          (5)    2/16/10    *    20,000          20,000    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $19.28                                          (6)    2/21/11    *    20,000          20,000    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $18.52                                          (7)    2/20/12    *    23,000          23,000    D
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right
to buy)          $ 3.36   2/19/03         A         20,000       (8)    2/19/13    *    20,000          20,000    D
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        By Savings
                                                                                 Stock                                     and
                                                                                 Fund    (10)            (10)           Investment
Stock Fund Unit                                                  (9)      (9)    Unit     251.05          251.05  I        Plan
===================================================================================================================================
Explanation of Responses:
*    Common Stock
(1)  6,750 shares of the option became exercisable on 5/12/97, 6,750 shares of the option became exercisable on 5/12/98 and 9,000 shares of the option became exercisable on 5/12/99.
(2)  6,750 shares of the option became exercisable on 2/13/98, 6,750 shares of the option became exercisable on 2/13/99 and 9,000 shares of the option became exercisable on 2/13/00.
(3)  6,750 shares of the option became exercisable on 2/10/99, 6,750 shares of the option became exercisable on 2/10/00 and 9,000 shares of the option became exercisable on 2/10/01.
(4)  6,240 shares of the option became exercisable on 2/17/00, 6,240 shares of the option became exercisable on 2/17/01 and 8,320 shares of the option became exercisable on 2/17/02.
(5)  6,000 shares of the option became exercisable on 2/16/01, 6,000 shares of the option became exercisable on 2/16/02 and 8,000 shares of the option became exercisable on 2/16/03.
(6)  6,000 shares of the option became exercisable on 2/21/02, 6,000 shares of the option became exercisable on 2/21/03 and the remainder of the option becomes exercisable as to 8,000 shares on 2/21/04.
(7)  6,900 shares of the option became exercisable on 2/20/03, and the remainder of the option becomes exercisable as to 6,900 shares on 2/20/04 and 9,200 shares on 2/20/05.
(8)  The option becomes exercisable in increments of 30%, 30% and 40% on 2/19/04, 2/19/05 and 2/19/06, respectively.
(9)  Distributions will be made upon the earliest to occur of termination of employment, death, retirement or attainment of age 65, subject to limited exceptions.
(10) The number of underlying securities is based on the stock fund balance on 2/19/03. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of 97% Company stock and 3%
     money market fund. Due to a clerical error, certain of the reporting person's prior Section 16 reports overstated the number of stock fund units in the reporting person's stock account. All of the stock fund units were acquired in transactions exempt from
     Section 16. The stock account balance reflected in this report is based on a 2/19/03 stock fund price of $3.28 per share, and includes 4.04 stock fund units acquired between 2/28/02 and 2/19/03 under the Midwest Express Airlines Savings & Investment
     Plan.

                                                                                  CAROL N. SKORNICKA
**  Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.                                                          /s/ Patrick G. Quick                     03/31/03
                                                                                  -------------------------------------   ----------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     ** Signature of Reporting Person           Date
                                                                                  By Patrick G. Quick, attorney-in-fact
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2